Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD VIRTUALLY ON JUNE 24, 2025

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (each a “Shareholder”) of Solaris Resources Inc. (“Solaris” or the “Company”) will be held in a virtual-only format, which will be conducted via live webcast at https://meetnow.global/MTHLST4 on June 24, 2025, at 8:00 a.m. (Vancouver time) / 5:00 p.m. (Zug time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and to authorise the board of directors to set their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular (the “Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on May 6, 2025, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

The Company will be convening and conducting the Meeting in a virtual-only format held by live webcast. The virtual format provides all Shareholders an equal opportunity to attend the Meeting regardless of their geographic location or particular constraints or circumstances they may be facing. At the Meeting, all Shareholders in attendance will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in the Circular.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Meeting materials, including the Circular and related proxy solicitation materials (including the Company’s audited consolidated annual financial statements for the year ended December 31, 2024), Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Meeting materials electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Meeting materials to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.solarisresources.com/investors/agm/.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Meeting materials should contact the Company by telephone at +41 41-769-5000 or by email at info@solarisresources.com.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present online at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive a VIF from the Transfer Agent, please complete and return the VIF in accordance with the instructions provided by the Transfer Agent. If you do not complete and return the VIF in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of May 14, 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Matthew Rowlinson”

MATTHEW ROWLINSON

President, Chief Executive Officer and Director

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your common shares on your behalf.